SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Coram Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218103109
               ---------------------------------------------------
                                 (CUSIP Number)


                              Barbara Sherman, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  April 9, 1999
               ---------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Credit Partners, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    19,981,267
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              19,981,267
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            19,981,267
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Global Holdings L.L.C.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    19,981,267
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              19,981,267
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            19,981,267
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF - OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    21,023,744
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              21,023,744
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            21,023,744
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC - PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF - OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [ X ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                   0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                    21,023,744
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              21,023,744
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            21,023,744
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      BD-PN-IA
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          CORAM HEALTHCARE CORPORATION

Goldman Sachs Credit Partners, L.P. ("GSCP"), Goldman Sachs Global Holdings L.L.C. ("GSGH"), Goldman, Sachs & Co. ("GS&Co."), and The Goldman Sachs Group, L.P. ("GS Group")1 hereby amend the statement on Schedule 13D dated July 14, 1998 relating to common stock, par value $0.001 per share (the "Common Stock"), as heretofore amended, of Coram Healthcare Corporation (the "Company").

Item 1 is hereby amended and supplemented to reflect the following:

               Schedule 1 included in the initial Schedule 13D is hereby replaced in its entirety by Schedule 1 hereto, which is incorporated herein by reference.

Items 3, 4, 5 and 6 are hereby amended and supplemented to reflect the following:

         On April 9, 1999, the Company, Coram Inc., a Delaware corporation, GSCP and certain other parties entered into an agreement pursuant to which the Securities Exchange Agreement, dated as of May 6, 1998 and amended as of June 30, 1998 (the "Securities Exchange Agreement"), was further amended to provide that (i) the interest rate on the Company's Series A Senior Subordinated Notes (the "Series A Notes") issued under the Securities Exchange Agreement shall, as of April 9 1999, be 11 1/2% and (ii) the conversion price applicable to the Company's Series B Senior Subordinated Convertible Notes (the "Series B Notes") shall be fixed for the remainder of the life of the Series B Notes at $2.00 per share of Common Stock of the Company, subject to antidilution adjustments. As a result of the amendment to the conversion price applicable to the Series B Notes, the Series B Notes held directly and indirectly by GSCP are convertible into 19,981,267 shares of Common Stock of the Company, subject to certain antidilution adjustments.

         On April 9, 1999, the Company amended its Stockholder Rights Agreement dated as of June 25, 1997 (the "Stockholder Rights Agreement") to provide that GSCP (together with its affiliates and associates) is an "Exempted Person" under the Stockholder Rights Agreement with respect to (i) any and all shares of Common Stock acquired by GSCP upon the conversion of the Series B



     --------

     1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

     Notes, the exercise of the warrants to purchase Common Stock issued under the Credit Agreement, dated as of August 20, 1998, and the exercise of the warrants to purchase shares of Common Stock issued under the Credit Agreement, dated as of April 6, 1995; (ii) shares of Common Stock representing up to 1% of the amount then outstanding held by a GSCP or its affiliates or associates in accounts for the benefit of clients of such entity; and (iii) shares of Common Stock representing up to 1% of the amount then outstanding held by GSCP or one of its affiliates or associates for proprietary accounts.

Item 7 is hereby amended and supplemented to reflect the following:

Item 7.  Material to be filed as Exhibits.


            (3)   (g)   Amendment No.2 to the Securities Exchange Agreement,
                        filed as Exhibit 99.5;

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 12, 1999                 THE GOLDMAN SACHS GROUP, L.P.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-fact


                                       GOLDMAN, SACHS & CO.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-fact


                                       GOLDMAN SACHS CREDIT
                                       PARTNERS, L.P


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-fact


                                       GOLDMAN SACHS GLOBAL
                                       HOLDINGS L.L.C.


                                        By:  /s/ Roger S. Begelman
                                            ------------------------------------
                                        Name:  Roger S. Begelman
                                        Title: Attorney-in-fact

                                   SCHEDULE I


         The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. is set forth below.

         The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity.

               Jon Z. Corzine

               Henry M. Paulson, Jr.

               Robert J. Hurst

               John A. Thain

               John L. Thornton